AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                 OCTOBER 14, 1999 REGISTRATION NO. 333-87581
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                   TELMARK LLC
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CERTIFICATE OF FORMATION)
                                    DELAWARE
                    (STATE OF INCORPORATION OR ORGANIZATION)
                                   16-1551523
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)
                   333 BUTTERNUT DRIVE, DEWITT, NEW YORK 13214
                                  315-449-7935
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                              DAVID M. HAYES, ESQ.
                                   TELMARK LLC
                       BOX 4943, SYRACUSE, NEW YORK 13221
                                  315-449-6436
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------


              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
        THE PUBLIC: AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE
                         OF THIS REGISTRATION STATEMENT.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF                        AMOUNT TO BE    PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE REGISTERED                     REGISTERED      OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------

Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.0% per annum) due March 31, 2001               *           100%                 *
-----------------------------------------------------------------------------------------------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 6.25% per annum) due March 31, 2002              *           100%                 *
-----------------------------------------------------------------------------------------------------
Debentures under the Interest Reinvestment Option
(ranging from minimum of 6.0% to 8.5% per annum)
due from March 31, 2000 through March 31, 2003            *           100%                 *
-----------------------------------------------------------------------------------------------------
TOTAL                                                $20,000,000                         $5,560
-----------------------------------------------------------------------------------------------------

   Pursuant to Rule 429, the combined prospectus filed as part of this registration statement will relate as well to the registrant's Form S-2 registration statement No. 333-62865. $20,000,000 of the $25,000,000 of the securities previously registered on registration statement No. 333-62865 which were not sold are being carried forward into this registration statement. A filing fee of $5,900 relating to the unsold portion of the previously registered securities was paid on September 3, 1998. Accordingly, a filing fee of $5,560, relating to the newly registered securities being offered hereby, is being paid herewith.
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  $40,000,000*
                                   TELMARK LLC
                                   DEBENTURES



CONSIDER CAREFULLY THE
RISK FACTORS BEGINNING ON
PROSPECTUS PAGE 6.

AGWAY,  OUR PARENT,  AND
ITS OTHER  SUBSIDIARIES DO
NOT GUARANTEE THE PAYMENT
OF INTEREST ON OR THE
PRINCIPAL OF THE
DEBENTURES.

WE CANNOT  ASSURE YOU THAT
THE DEBENTURES WE ARE
OFFERING WILL BE SOLD OR
THAT THERE WILL BE A
SECONDARY MARKET FOR
THEM.

We will issue --

                                                            INTEREST
                        6.0%               6.25%          REINVESTMENT
                     DEBENTURES         DEBENTURES          OPTION
                     ----------         ----------        ------------
INTEREST RATE             6.0%               6.25%            6.0 - 8.5%

MINIMUM                  $1,000             $1,000                N/A
DENOMINATIONS

ADDITIONAL                $100               $100                 N/A
DENOMINATIONS

MATURITY DATE        March 31, 2001     March 31, 2002   March 31, 2000 to
                                                         March 31, 2003
PRICE TO THE              100%               100%                100%
PUBLIC

UNDERWRITING              None               None                None
COMMISSION OR
DISCOUNT


     WHILE THE DEBENTURES WILL PAY AT LEAST THE APPLICABLE STATED FIXED RATE OF INTEREST, THE DEBENTURES MAY PAY A HIGHER INTEREST RATE BASED UPON A VARIABLE TREASURY BILL RATE. The amount of Debentures sold at a particular interest rate and maturity date and the proceeds realized can vary. However, the aggregate price to the public will not exceed $40,000,000.
     We will not employ any sales people to solicit the sale of these securities, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with their sale.
     We may, from time to time, before the Debenture offering is completed, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures previously issued by us.
     The Debentures are unsecured obligations and subordinated to all of our Senior Debt. As of June 30, 1999, $396,100,835 in Senior Debt was outstanding. Senior Debt includes all of our interest-bearing debt presently outstanding except with respect to our other outstanding Debentures.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



            THE DATE OF THIS PROSPECTUS IS OCTOBER      , 1999
                                                   ----

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary.............................................................3

Risk Factors...................................................................6

Special Note Regarding Forward Looking Information............................11

Use of Proceeds...............................................................12

Plan of Distribution..........................................................12

Description of Debentures.....................................................13

Description of Interest Reinvestment Option...................................20

Legal Matters.................................................................20

Experts.......................................................................21

Where You Can Find More Information...........................................21

                               PROSPECTUS SUMMARY

         The following summary contains basic information about this offering. It likely does not contain all the information important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred. In this prospectus or any prospectus supplement, unless otherwise indicated, the Company, "Telmark," "we," "us," or "our" refer to Telmark LLC and its subsidiaries.

                                   THE COMPANY

         We finance agricultural related equipment, vehicles, and buildings through leases with our customers. As of June 30, 1999, we held over $500 million in leases, and we were one of the largest agricultural lessors in the Northeast based on the number of leases we hold. The equipment we lease includes milking machines, tractors, combines, feed processing equipment and forestry equipment, vehicles (trucks, trailers and fork lifts); and buildings (barn structures, silos and greenhouses).

         We have over 17,000 customers, most of whom are in the dairy, forestry crops and transportation industries. Our customers are farmers and other rural businesses as well as manufacturers and independent dealers who serve the agricultural marketplace.

         We operate throughout the continental United States and Canada. Our own field representatives serve customers in 29 states. We serve customers in other states through unaffiliated dealers of equipment distributed by selected farm equipment manufacturers.

         We use direct mail, advertisements in trade magazines and referrals from equipment retailers and building contractors to solicit customers. Our main competitors are agricultural lenders and other leasing companies. We believe that we compete effectively because of:

         o        our special expertise in agricultural equipment financing;

         o        our close relationship with the farming community;

         o        our focus on service;

         o        our financial strength; and

         o        our credit management.

         We are owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1998 Co-op 100 Index produced by the National Cooperative Bank. We are a direct wholly-owned subsidiary of Agway Holdings, Inc., an indirect subsidiary of Agway. Agway and its other subsidiaries do not guarantee the payment of interest on or the principal of the Debentures.

         We have over 200 employees, including approximately 87 sales people. Our office is located at 333 Butternut Drive, DeWitt, New York 13214 and our telephone number is (315) 449-7935.

                                  THE OFFERING

         We will issue Debentures, as well as provide an Interest Reinvestment Option, under the terms described below and on the cover page of the prospectus. The terms of the Debentures are governed by an agreement between us and a bank trustee known as the "Indenture." The applicable fixed rate of interest and maturity date can be determined by looking at the cover page.

         We may, from time to time, before the completion of the offering of Debentures, change the interest rate or the maturity date by filing a supplement with the SEC amending the cover page. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date will not affect the interest rate or the maturity date of any Debentures previously issued.

         The aggregate price of this offering to the public will not exceed $40,000,000 principal amount of Debentures. The amount of Debentures sold at a particular interest rate and maturity date and the proceeds earned can vary. As of June 30, 1999, we had outstanding $37,633,105 of Debentures under the Indenture.


INTEREST RATE . . . . . . . Interest on  the  Debentures is payable at an annual rate equal to the greater of:

                            (1) the applicable fixed rate of interest stated  on
                                the  cover  page  of   this   prospectus  for  a
                                particular maturity date; or

                            (2) the variable "Treasury Bill Rate" as described below.

MATURITY DATE . . . . . . . The Debentures will mature  on the  applicable  date stated on the cover page of the prospectus which corresponds to the applicable minimum fixed rate of interest.

ISSUE DATE . . . . . . . . .The "Issue Date" will be set forth on your Debenture certificate and is no later than the day on which we receive your application and check.

INTEREST PAYMENT DATE  . We will pay  interest quarterly  in arrears  on January
                         1, April 1, July 1 and October 1 of each year and on the "Maturity Date."

OPTIONAL REDEMPTION  . . We  may  redeem  the  Debentures  in whole  or in  part at any time at the principal amount, together with accrued but unpaid interest.

INTEREST REINVESTMENT
OPTION . . . . . . . . . Additional amounts may be added to the principal of the
                         Debenture pursuant to an election by the holder to have quarterly interest payments added to the principal of the Debenture.

                         Debenture holders who elect the reinvestment option will receive a statement from us indicating the amounts added to the principal of the Debentures.

RANKING . . . . . . . . .The Debentures are  subordinated  to  all  Senior Debt.
                         Therefore, if our assets are distributed as a result of total liquidation or reorganization, the holders of all Senior Debt will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment.

APPLICATION PROCESS . . .If you are interested  in  purchasing  Debentures,  you must forward a completed application and a check (personal, cashiers or certified) or money order payable to us in an amount equal to the principal amount of the Debenture to be purchased.

                         You  can  obtain  an  application   and  prospectus  by
                         contacting us at:

                         Telmark LLC              PHONE: 1-800-253-6729
                         Securities Department    FAX:     1-315-449-7451
                         P.O. Box 5060            E-MAIL: securities@telmark.com
                         Syracuse, NY 13220-5060

                         You may purchase Debentures only if you live in the states listed under the "Plan of Distribution."

                         We  reserve   the  right  to  reject  any   application
                         submitted to us.
                                      - 5 -

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as the other information presented in this prospectus, and the documents incorporated by reference in deciding whether to invest in the Debentures.

OUR BUSINESS OF LEASING EQUIPMENT INVOLVES A HIGH DEGREE OF RISK.

     Our principal assets are our portfolio of outstanding leases and the residual value of equipment or other property under lease as described below. As a leasing company, there is a risk that our customers will fail to make the payments required under a lease and that the equipment or property leased might be sold after the lease expires for less than the residual value anticipated at the initiation of the lease. Our leasing business may be affected by general economic conditions, including the level of inflation, fluctuations in general business conditions, and the availability of financing to us and our customers. Our business is dependent upon continued demand for leases as a financing option and would be adversely affected by our customers using other financing methods to acquire the use of equipment, such as by purchasing the equipment.

WE MAY EXPERIENCE DIFFICULTY IN COLLECTING THE AMOUNTS DUE UNDER OUR LEASES.

     We may not receive payments of amounts due under our leases because of bankruptcies, contract disputes, or defaults by our customers. The ultimate collectibility of amounts due under our leases is directly dependent upon the credit practices employed by us and the credit-worthiness of the individual leases in our portfolio. See "Business of Telmark - Credit Policies" in our Annual Report to Investors provided with this prospectus. There are other factors that could significantly impact our lease collection experience and our earnings. These factors include:

     o   changes in general economic conditions;
     o   government farm policy;
     o   adverse weather conditions; and
     o   international commodities prices.

     Some of these risks are related to the fact that our customers are concentrated in particular segments of agriculture or specific geographic areas. Our business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 70% of our leases directly related to agriculture production. At June 30, 1999, approximately 44% of our net lease investment was in the states of Michigan, New York, Ohio and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of our lease receivables. See "Our Business is Indirectly Affected by the Agricultural Economy."

OUR ESTIMATED RESALE VALUE OF LEASED EQUIPMENT OR OTHER LEASED PROPERTY THAT WE EXPECT TO DERIVE FROM LEASES MAY BE LOWER THAN WE EXPECT.

     Residual values are the estimated resale value of leased equipment or other leased property that we expect to derive as leases expire. We estimate the residual values of leased assets at the time we write the leases. Realization of residual values depends on several factors not within our control. Such factors include:

     o   the condition of the equipment;
     o   the cost of comparable new equipment; and
     o   technological or economic obsolescence of the equipment.

     We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. Although there can be no assurance this experience will continue in the future, our management monitors residual collections and anticipates this trend to continue. Failure to realize residual values could have a material adverse effect on our earnings. See "Business of Telmark - Residual Value," in our Annual Report to Investors provided with the prospectus.

WE WILL CONTINUE TO NEED ADDITIONAL FINANCING FOR US TO CONTINUE TO GROW.

     Our ability to obtain adequate financing to maintain the size of our current lease portfolio and to permit growth in our lease portfolio is key to our continuing profitability and stability. Our principal sources of external financing as of June 30, 1999 were:

                                                                 PERCENTAGE OF
                                                                OUTSTANDING DEBT
                                                                ----------------

     o   Banks                                                        44%
     o   Debt Placements with private institutional investors         34%
     o   Lease backed asset securitization                            13%
     o   Debentures sold to the public                                 9%

     There can be no assurance, however, that we will be able to obtain future financing in amounts that are sufficient or on terms which are acceptable. Our inability to obtain adequate financing would have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this prospectus.

CHANGES IN INTEREST RATES MAY AFFECT OUR PROFITABILITY.

     We try to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds we borrow to finance our leasing activities with the maturity and repricing characteristics of our lease portfolio. However, a rise in interest rates would increase the cost of funds we borrow to finance our leasing business and could lower the value of our outstanding leases in the secondary market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures About Market Risk," in our Annual Report to Investors provided with this prospectus. In addition, a rise in interest rates, to the extent that they would increase the cost of financing our leases, would increase the cost of leases to potential customers and could decrease the demand for our leases.

WE ARE OFFERING DEBENTURES THAT ARE NOT SECURED OBLIGATIONS AND ARE SUBORDINATE TO OUR OTHER DEBT.

     The Debentures are unsecured obligations of ours and are subordinated to all Senior Debt. There are no specific assets that you can look to for repayment of the Debentures. If our assets are distributed as a result of bankruptcy, liquidation or reorganization, the holders of all Senior Debt will receive payment in full before the holders of Debentures receive any payment. We may not have enough assets after paying off our Senior Debt to pay you the amounts owed to you under the Debenture.

WE HAVE LIMITED RESTRICTIONS ON CERTAIN TYPES OF TRANSACTIONS WHICH MAY ADVERSELY AFFECT YOU.

     In addition to the subordination provisions of the Indenture, holders of the Debentures may be adversely affected by the fact that the Indenture contains only limited restrictions on reorganizations, restructuring, mergers or similar transactions involving us. In addition, the Indenture does not limit the amount of debt that we may incur.

WE ARE NOT OFFERING THE DEBENTURES THROUGH AN UNDERWRITER.

     This offering of Debentures is not being underwritten. Accordingly, no underwriter, such as an investment bank, has undertaken a review of our corporate records, evaluated our financial condition, or evaluated the terms of the Debentures and this offering, including our ability to meet our payment obligations on the Debentures.

WE ARE CONTROLLED BY AGWAY.

     Agway, Inc., through its subsidiary, Agway Holdings, Inc. owns all of the members equity of Telmark LLC. This ownership permits Agway to control all of our actions (including the withdrawal of member's equity by Agway) and could result in us taking actions that would adversely affect our ability to make payments of principal or interest on the Debentures.

OUR BUSINESS IS INDIRECTLY AFFECTED BY THE AGRICULTURAL ECONOMY.

         Our financial condition is indirectly affected by factors influencing the agricultural economy, since these factors impact the demand for equipment leased by us and the ability of our customers to make payments on leases. These factors include:

     o changes in the level of government expenditures on farm programs and the elimination of the acreage reduction programs which could reduce the income of our customers;

     o   adverse  weather-related  conditions   that   negatively   impact   the
         agricultural productivity and income of our customers; and

     o oversupply of, or reduced demand for, agricultural commodities produced by our customers.

     Our business may also be affected by major international events, like the downturn in the Asian economy, which can affect such things as the general level of interest rates. These factors, to the extent they adversely affect our customers, could have an adverse effect on our financial condition and our ability to make payments on the Debentures. See "Business of Telmark - Agricultural Economy," in our Annual Report to Investors provided with this prospectus.

OUR BUSINESS MAY BE IMPACTED BY YEAR 2000.

     The approach of the year 2000 presents potential issues to all organizations who use computers in the conduct of their business or depend on business partners who use computers. To the extent computer use is date-sensitive, hardware or software that recognizes the year by the last two digits may erroneously recognize "00" as 1900 rather than 2000, which could result in errors or system failures.

     We utilize a number of computers and computer software programs in the conduct of its business that are principally involved in the flow of information. This includes the software for tracking the lease portfolio, the financial and administration software, and the related hardware and operating system software. It also includes the personal computers and software used by the field sales force. All critical hardware and operating software has been inventoried and made year 2000 ready through replacement or remediation. This hardware and software has been tested and determined to be year 2000 compliant. All critical application software has been inventoried and upgraded through remediation or replacements. The lease portfolio tracking software has been updated to a new vendor certified year 2000 compliant version. The financial and administration applications have been replaced by applications that are vendor-certified as year 2000 compliant. Successful internal testing of the year 2000 compliance of the lease portfolio tracking software and the financial and administrative software has been completed. The interaction of the new vendor software with other corporate systems has also been tested in an enterprise wide test environment which was completed during August 1999. New year 2000 compliant personal computers and operating systems have been acquired for the field sales force and the related application software has been replaced or remediated, successfully tested as year 2000 compliant, and installed. These new fully tested year 2000 compliant personal computer systems have been distributed to the field sales force.

     In addition to the information technology applications review noted above, Telmark also reviewed and modified, where appropriate, other areas impacted by year 2000. External interfaces to internal information technology applications have been tested and are compliant. There are no embedded chips used in the business operations. Business continuity plans are complete.

     Our principal sources of capital are banks, insurance companies, and its customers' repayment of leases. While banks and insurance companies are highly computer-dependent and are exposed as creditors to a broad array of businesses, both nationally and internationally, our management considers failure of its banks and insurance company investors as remote. We have a number of such creditors which diversifies the risk. Our customer base is widely diversified in number, geography and industry and in our management's opinion is not highly exposed to year 2000 related failures. The year 2000 compliance issue is, however, an uncertainty that is continuously being monitored by us. Based on the work performed to date, we presently believe that the likelihood of the year
2000 having a material effect on the results of operations, liquidity, or financial condition is remote.

     Notwithstanding the foregoing, it is not presently clear that all parts of the country's infrastructure, including such things as the national banking systems, electrical power, transportation of goods, communications, and governmental activities, will be fully functioning as the year 2000 approaches. Our research to date gives us increased confidence in many of these infrastructure components but also persuades us that absolute certainty regarding their performance will not likely be possible prior to passing into the year 2000. To the extent failure occurs in such activities, which are outside the our control, it could affect our ability to service our customers with the same degree of effectiveness with which they are served presently. We have identified elements of the infrastructure that are of greater significance to our operations, is obtaining information on an ongoing basis as to their expected year 2000 readiness, and have considered alternative solutions if required.

     We have incurred internal staff costs as well as consulting and other expenses related to its year 2000 efforts. Due to the level of effort required to complete remediation for the year 2000, non-business critical software application enhancements have been deferred until the year 2000 efforts have been completed. The conversion and testing of existing applications and replacements of hardware has cost Telmark approximately $803,000, all of which has been incurred as of June 30, 1999. However, additional costs may be incurred if Telmark is required to invoke continuity plans. Telmark treats non-capital costs associated with year 2000 as period costs and they have been expensed when incurred.

     In planning for business continuance, the highest priority is our ability to maintain high quality customer service. All business events were evaluated for impact of a potential Y2K failure. From this analysis, we developed continuity plans for all critical events to assure business processes could be performed in an alternate manner. These plans were approved by our senior management and include the details of the scope, any preparation steps needed, plan date of activation, appropriate communications, and procedures. Two tests are planned to validate these plans in the event of a failure whether facility or system related.

PRINCIPAL AND INTEREST PAYMENTS ON THE DEBENTURES ARE NOT GUARANTEED.

     Although Agway owns all of our members equity through its subsidiary, Agway Holdings, neither Agway nor any of its subsidiaries guarantees the payment of interest on or the principal of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this prospectus.

THERE IS NO PUBLIC MARKET FOR THE DEBENTURES.

     There is no market for the Debentures and we do not intend to create or encourage a trading mechanism for these Debentures. We do not intend to apply for listing of the Debentures on any securities exchange. The secondary market for, and the market value of the Debentures will be affected by a number of factors independent of our creditworthiness, including:

     o   the level and direction of interest rates;

     o   the remaining period to maturity of the Debentures;

     o   our right to redeem the Debentures; and

     o the aggregate principal amount of the Debentures and the availability of comparable investments.

In addition, the relative value of the Debentures to other debt instruments you could purchase from other issuers may be affected by numerous other interrelated factors, including factors that affect the U.S.
corporate debt market generally and us specifically.

     There is no assurance that:

     o   a secondary market value of the Debentures will develop;

     o   any secondary market will continue;

     o the price at which an investor can sell the Debentures will enable the investor to realize a desired yield on that investment; or

     o in the event of redemption, an effective interest rate as high as that of the Debentures will be paid.

The relative value of the Debentures is likely to fluctuate; such fluctuations may be significant and could result in significant losses to you. You should rely solely on our ability to repay principal at maturity of the Debentures as the source for liquidity in your investment.

WE OPERATE IN A COMPETITIVE MARKET.

     We compete with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and as a consequence are able to compete on a long-term basis within the market segment which we serve. See "Business of Telmark - Competition," in our Annual Report to Investors provided with this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make statements in the prospectus or in the documents incorporated by reference that may constitute forward-looking statements within the meaning of a federal law, the Private Securities Litigation Reform Act of 1995. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth under the caption "Risk Factors."
                                     - 11 -

                                 USE OF PROCEEDS

     We cannot assure you that all or any of the Debentures will be sold. We do not have a minimum amount of Debentures which must be sold as a condition to the sale of any of the Debentures. The net proceeds of the sale of the Debentures offered will be no greater than $40,000,000. We intend to use net proceeds from the sale of the Debentures for general corporate purposes, which may include repayment of debt, the financing of capital expenditures, and working capital.

     We estimate that the expenses to be incurred in the offering of Debentures will be approximately $110,560, which includes legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses.

                              PLAN OF DISTRIBUTION

     We may sell the Debentures to:

     o   our customers;
     o   our employees and former employees;
     o   employees and former employees of Agway;
     o   members of Agway;
     o   non-member patrons of Agway; and
     o   the general public.

     We may solicit the sale of Debentures through direct mailings. We may also make applications and prospectuses available through Agway retail stores, Agway dealers and locations of certain affiliates of Agway.

     You can obtain applications to purchase the Debentures and this prospectus by contacting us at:

                     Telmark LLC                  PHONE:  1-800-253-6729
                     Securities Department        FAX:    1-315-449-7451
                     P.O. Box 5060                E-MAIL: securities@telmark.com
                     Syracuse, NY 13220-5060

     You may purchase Debentures only if you live in the states listed below:

                     o        Connecticut               o        Delaware
                     o        Florida                   o        Maine
                     o        Maryland                  o        Massachusetts
                     o        New York                  o        New Hampshire
                     o        New Jersey                o        Ohio
                     o        Pennsylvania              o        Rhode Island
                     o        Vermont

     All Telmark employees and the employees of Agway who are involved in offering the Debentures have other principal duties in connection with the business of Telmark or Agway, as the case may be, and are not otherwise engaged in the sale of securities.

     We will not employ any sales people to solicit the sales of securities, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with their sale. The individual Telmark and Agway employees who participate in the sale of the Debentures may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

                          DESCRIPTION OF THE DEBENTURES

     We are authorized to issue the Debentures under an Indenture dated as of September 30, 1993, between us and OnBank & Trust Co., as "Trustee." Manufacturers and Traders Trust Company assumed the Trustee responsibilities of OnBank & Trust Co. under an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., us, and Manufacturers and Traders Trust Company. Supplemental Indentures between us and Manufacturers and Traders Trust Company were executed as of June 30 and July 1, 1998.

     The following description is a summary of the material provisions of the Indenture. This description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Debentures. We have filed the Indenture as an exhibit to the registration statement which includes this prospectus.

     OFFERING OF THE DEBENTURES. The Debentures to be issued under this prospectus are limited to $40,000,000 aggregate principal amount. However, the Indenture does not limit the amount of the Debentures or other securities which may be issued by us. As of June 30, 1999, we had $37,633,105 principal amount of Debentures issued and outstanding under the Indenture. The Debentures and any other securities issued and outstanding under the Indenture are referred to as "Outstanding Debentures."

     PRICE AND DENOMINATIONS. We will issue the Debentures at 100% of their principal amount. We will issue the Debentures in registered form in minimum denominations and multiples as shown in the table on the cover page of this prospectus.

     INTEREST. The Debentures will bear interest from their respective Issue Dates at the per annum rate described below on the basis of a 360-day year of twelve 30-day months, notwithstanding the terms of the Debentures in the Indenture.

     We may, from time to time, before the offering of the Debentures is completed, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity of any Debenture previously issued.

     The interest rates on the Debentures offered by this prospectus are shown on the cover page and are at an annual rate equal to the greater of:

     o   the fixed rate percentage per annum; or
     o   a variable "Treasury Bill Rate," as defined below.

     The applicable fixed rate of interest will be determined by reference to the cover page and will be tied to the Maturity Date.

     U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price.

     o The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year.

     o The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519).

     o Unlike the interest on U.S. Treasury bills, interest on the Debentures will not be exempt from state and local income taxation.

     The "Treasury Bill Rate" for each quarterly interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the following interest determination periods:

     o September 1 to November 30, inclusive, for the January 1 interest payment date;
     o December 1 to February 28 inclusive, for the April 1 interest payment date;
     o   March 1 to May 31,  for the July 1 interest payment date;
     o   June  1  to August 31, for the October 1 interest payment date; or
     o December 1 to February 28 for interest payable on the maturity date (each such period, an "Interest Determination Period").

     If the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, we will select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. We will round the Treasury Bill Rate to the nearest one hundredth of a percentage point.

     If we determine in good faith that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period for a particular interest payment date or the maturity date, as applicable, we will substitute an "Alternate Rate" for the Treasury Bill Rate for that period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities which we have selected, for those weeks in the Interest Determination Period for which no rate is published as described above. We will round the Alternate Rate to the nearest one hundredth of a percentage point.

     We will pay the interest rate stated on the Debenture if we determine in good faith that neither the Treasury Bill Rate nor Alternate Rate can be computed for the following periods:

     o September 1 to November 30, inclusive, for the January 1 interest payment date,
     o December 1 to February 28, inclusive, for the April 1 interest payment date,
     o  March  1 to May 31, inclusive, for the July 1 interest payment  date, or
     o  June 1 to August 31, inclusive, for the October 1 interest payment date.

     The following chart shows for the periods indicated: (1) the Treasury Bill Rate, (2) the highest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate," and (3) the lowest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate."

                          [CHART WITH ATTACHED FIGURES PLOTTED]

                                      AVERAGE
PAYMENT                           "TREASURY BILL                  HIGH                   LOW
DATE                                   RATE"
========================= =============================== =====================  ====================
JAN. - 89                              7.68%                      8.36%                 7.34%
APR. - 89                              8.41%                      8.77%                 8.21%
JUL. - 89                              8.65%                      9.12%                 8.19%
OCT. - 89                              7.75%                      8.08%                 7.35%
JAN. - 90                              7.60%                      7.92%                 7.40%
APR. - 90                              7.57%                      7.77%                 7.30%
JUL. - 90                              7.83%                      8.03%                 7.74%
OCT. - 90                              7.51%                      7.75%                 7.19%
JAN. - 91                              7.18%                      7.36%                 6.96%
APR. - 91                              6.34%                      6.96%                 5.85%
JUL. - 91                              5.75%                      6.06%                 5.61%
OCT. - 91                              5.63%                      5.79%                 5.23%
JAN. - 92                              5.01%                      5.39%                 4.50%
APR. - 92                              3.98%                      4.39%                 3.80%
JUL. - 92                              3.97%                      4.27%                 3.71%
OCT. - 92                              3.46%                      3.90%                 3.18%
JAN. - 93                              3.10%                      3.45%                 2.78%
APR. - 93                              3.23%                      3.46%                 3.06%
JUL. - 93                              3.04%                      3.19%                 2.95%
OCT. - 93                              3.18%                      3.30%                 3.10%
JAN. - 94                              3.16%                      3.30%                 3.02%
APR. - 94                              3.27%                      3.53%                 3.14%
JUL. - 94                              4.15%                      4.81%                 3.61%
OCT. - 94                              4.75%                      4.99%                 4.53%
JAN. - 95                              5.34%                      5.85%                 4.89%
APR. - 95                              6.20%                      6.42%                 5.86%
JUL. - 95                              5.82%                      6.00%                 5.65%
OCT. - 95                              5.43%                      5.61%                 5.30%
JAN. - 96                              5.31%                      5.38%                 5.22%
Apr. - 96                              4.99%                      5.25%                 4.71%
Jul. - 96                              5.01%                      5.19%                 4.80%
Oct. - 96                              5.24%                      5.41%                 5.08%
Jan. - 97                              5.17%                      5.38%                 5.07%
Apr. - 97                              5.07%                      5.11%                 4.97%
Jul. - 97                              5.30%                      5.45%                 5.00%
Oct. - 97                              5.15%                      5.26%                 5.05%
Jan. - 98                              5.11%                      5.19%                 4.01%
Apr. - 98                              5.13%                      5.30%                 4.91%
Jul. - 98                              5.08%                      5.17%                 4.99%
Oct. - 98                              5.06%                      5.17%                 4.94%
Jan. - 99                              4.12%                      4.94%                 3.87%
Apr. - 99                              4.41%                      4.53%                 4.28%
Jul. - 99                              4.46%                      4.63%                 4.32%

     FOR EXAMPLE, IF THE DEBENTURES WERE PURCHASED ON SEPTEMBER 1, 1999, THE DATE OF THE PROSPECTUS, THE FIXED INTEREST RATE WOULD HAVE BEEN PAID. ALTHOUGH THE PERIOD SEPTEMBER 1, 1999 TO NOVEMBER 30, 1999, IS NOT COMPLETE AS OF THE DATE OF THIS PROSPECTUS (AND THE TREASURY BILL RATE FOR THE JANUARY 1, 2000 INTEREST PAYMENT DATE CANNOT YET BE DETERMINED), THE AVERAGE TREASURY BILL RATE AS OF SEPTEMBER 1, 1999 WAS 4.76%.

     THE SIX-MONTH U.S. TREASURY BILL RATE HAS FLUCTUATED WIDELY DURING THE PERIODS SHOWN IN THE CHART. THIS RATE CAN BE EXPECTED TO FLUCTUATE IN THE FUTURE. WHENEVER THE TREASURY BILL RATE EXCEEDS THE FIXED RATE ON THE DEBENTURES, THESE FLUCTUATIONS WILL CAUSE THE INTEREST RATE WE WILL PAY ON THE DEBENTURES TO EXCEED THE FIXED RATE. SEE "RISK FACTORS - THERE IS NO PUBLIC MARKET FOR THE DEBENTURES."

     PAYMENTS OF PRINCIPAL AND INTEREST. Principal amounts of the Debentures will be due and payable, together with interest accrued but unpaid, on the"Maturity Date" for these Debentures. The Maturity Date for the Debentures offered will be in the table on the cover page of this prospectus. We will pay you the interest on the Debentures quarterly on the following Interest Payment
Dates:

     o   January 1;
     o   April 1;
     o   July 1;
     o   October 1 and
     o   on the Maturity Date.

     We will pay you principal and interest on the Debentures at the office of the transfer agent, Agway, in DeWitt, New York.

     You may add additional amounts to the principal of the Debenture if you elect to have quarterly interest payments added to the Debenture and if you increase the principal amount of the Debenture. If you make such an election, we will send you a statement which will indicate the amounts you added to the principal of the Debenture.

     If an Interest Payment Date, a Redemption Date (as defined below), a Maturity Date or other payment date is not a Business Day, we will pay you on the next Business Day as if made on such Interest Payment Date, Redemption Date, Maturity Date or other payment date. "Business Day" means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York or commercial banking institutions in New York City are authorized or required by law or executive order to close.

     SUBORDINATION AND COVENANTS. The Debentures are unsecured obligations, and payment is subordinated to our other debt, except debts similarly subordinated. The Indenture does not prevent us from incurring additional debt. Also, the Indenture does not restrict us as to the interest rate or other terms of any additional debt which we may incur. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving us, which may adversely affect the holders of the Debentures. We are not limited in our ability to merge into or transfer or lease all or substantially all of our assets to a corporation or other entity as long as:

     o such corporation assumes our obligations under the Debentures and the Indenture and,
     o after the transaction, there exists no event of default under the Indenture.

     TRANSFER. There are no restrictions on the transfer of the Debentures.

     SETTLEMENT AND ISSUE DATE. If you are interested in purchasing Debentures, you must forward a completed application and a check (personal, cashiers or certified) or money order payable to us in an amount equal to the principal amount of the Debenture to be purchased.

     You can obtain an application to purchase Debentures offered by this prospectus by contacting us at the address and phone number listed under the "Plan of Distribution."

     We generally will process applications within five to ten days after we receive them. We will then forward your application to the Trustee for authentication. The Trustee will then forward you the Debenture. Your Debenture certificate will be sent to you approximately three weeks after we receive your application.

     The "Issue Date" will be set forth on your Debenture certificate and is no later than the day we receive your application and check. For example, if we receive your application and check on April 15th, your Debenture will earn interest from April 15.

     We reserve the right to reject any application submitted to us.

     REDEMPTION PROVISIONS. At any time, on not less than 30 days written notice, we may, at our option, redeem all, or some of the Debentures at the principal amount, plus accrued but unpaid interest, from the last Interest Payment Date to the date fixed for redemption, the "Redemption Date," at the fixed rate. Should the Debentures be redeemed by lot, all Debentures not redeemed will be accorded equal treatment in any subsequent redemption.

     INTEREST REINVESTMENT OPTION. When you complete an application to purchase Debentures, or at any time after that date, you may elect to have all the future interest paid on the Debentures reinvested automatically into the Debentures. If you elect to have interest reinvested automatically, then we will add the interest due on each quarterly payment date to the principal amount of the Debenture on which interest was paid. Your interest that is reinvested will earn interest on the increased principal amount on the same basis as your original principal amount. Any interest that you reinvest will be subject to federal and state income tax as if it had been received by you on the date it was reinvested. See "Description of the Interest Reinvestment Option."

     You may revoke your election for future interest payments at any time by providing us with written notice. Your election will be effective on the date we receive it.

     SUBORDINATION PROVISIONS. The payment of the principal and interest on the Debentures is subordinated in right of payment, to the extent required in the Indenture, to the amounts of principal and interest due on "Senior Debt."

     Senior Debt is the principal, and interest on our debt for money which we have borrowed from or guaranteed to the following:

     o   banks,
     o   trust companies,

     o   insurance companies, and
     o other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations,

unless the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Debentures.

     Senior Debt includes all of our interest-bearing debt presently outstanding except indebtedness with respect to our other Outstanding Debentures. As of June 30, 1999, Senior Debt of $396,100,835 was outstanding.

     If we are liquidated or reorganized, we will pay the holders of all Senior Debt in full before we pay you any amount. After we pay the Senior Debt in full, you may be entitled to participate in any distribution of our remaining assets. Due to the subordination of the Outstanding Debentures to the Senior Debt, Senior Debt holders may receive more assets on a percentage basis, and holders of the Outstanding Debentures may receive less assets on a percentage basis, than our other creditors.

     MODIFICATION OF INDENTURE. The Indenture permits the Trustee and us to make non-material modifications and amendments to the Indenture without your consent. Other modifications and amendments to the Indenture require the written consent of holders of 66-2/3% in aggregate principal amount of Outstanding Debentures. Without this consent, no amendment or modification may:

          (1) reduce the amount of Outstanding Debenture required to amend the Indenture,

          (2) reduce the interest rate or time for payment of any interest on any Outstanding Debenture,

          (3) reduce the principal or change the Maturity Date of any Outstanding Debenture,

          (4) make any changes to the Indenture with respect to the waiver of past defaults thereunder or the rights of holders of Outstanding Debentures to receive payments, or

          (5) make any changes to the subordination provisions contained in the Indenture.

     COVENANTS. Under the Indenture, we promise to make payments on the Outstanding Debentures and to file all required reports and other documents with the SEC. The Indenture does not restrict our ability to distribute member's equity or require us to maintain any ratios or reserves.

     EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE TO DEBENTURE HOLDERS. We will be in default under the Indenture if any of the following occur:

          (1) we fail for a period of 30 days to pay interest upon any of the Outstanding Debentures when due;

          (2) we fail to pay principal of the Outstanding Debentures when due and payable at maturity, upon redemption or otherwise; or

          (3) we fail to perform any other covenant which we have committed to in the Indenture for a period of 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures.

     Within 60 days after the default, the Trustee is required to give the Outstanding Debenture holders notice of all defaults known to the Trustee. However, the Trustee does not have to give notice if we cure the default before the Trustee gives the notice. If we fail to pay the payment of principal or interest on any of the Outstanding Debentures, the Trustee may withhold notice of our default, as long as the Trustee in good faith determines that withholding the notice is in the interest of the Outstanding Debenture holders.

     When a default occurs, or during the continuation of a default, the Trustee or the holders of 25% in aggregate principal amount of the Outstanding Debentures may declare the principal of all the Outstanding Debentures and the interest accrued thereon due and payable. However, the holders of a majority of the aggregate principal amount of the Outstanding Debentures may waive all defaults and rescind such declaration if we cure the default.

     Subject to the provisions of the Indenture covering the Trustees duties on any default or continuation of default, the Trustee has no obligation to exercise any of its rights or powers at the request, order or direction of any holders of Outstanding Debentures, unless they shall have offered to the Trustee reasonable security or indemnity. Also, subject to such provisions of the Indenture regarding the Trustee's right to reasonable security or indemnity, a majority of the holders of the aggregate principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

     NO GUARANTEE BY AGWAY. Neither Agway nor any of its other subsidiaries have guaranteed the payment of principal of or interest on the Debentures.

     THE TRUSTEE. The Indenture contains certain limitations on the right of the Trustee, as our creditor, to obtain payment of claims in certain cases. It also limits the ability to obtain certain property as security or otherwise in relation to those claims.

     AUTHENTICATION AND DELIVERY. We may authenticate the Debentures and have them delivered to you upon our written order without any further corporate action.

     SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon payment or redemption of all Outstanding Debentures or if we deposit sufficient funds with the Trustee to pay off or redeem all the Outstanding Debentures.

     EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. We are required to provide to the Trustee certificates from our officers stating that we have complied with all promises and conditions under the Indenture.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

     GENERAL. If you have elected to have all interest paid on your Debentures reinvested automatically, the interest due on each quarterly interest payment date will be added to the principal amount of the Debentures and will earn interest after that date on the same basis as the original principal amount. You may revoke this election for future interest payments at any time providing us with written notice. Your election will be effective on the date it is received by us. Interest reinvested will be subject to federal and state income tax as if it had been received by you on the date it is reinvested.

     RATES  ON  PREVIOUSLY  ISSUED  DEBENTURES.   The  fixed  interest  rate  on
previously issued Outstanding Debentures by us are as follows:


         STATED INTEREST                        MATURITY
              RATE                                 DUE
================================  ====================================
              7.25%                             March 31, 2000
              8.00%                             March 31, 2000
              8.25%                             March 31, 2000
              8.50%                             March 31, 2000
              6.00%                             March 31, 2001
              6.50%                             March 31, 2001
              7.50%                             March 31, 2001
              8.00%                             March 31, 2001
              6.25%                             March 31, 2002
              6.75%                             March 31, 2002
              7.50%                             March 31, 2002
              8.00%                             March 31, 2003
              8.50%                             March 31, 2003

     The holders of any of the Debentures referenced above may elect the reinvestment option.

     Interest on these Outstanding Debentures is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at the rate per annum for each quarterly period equal to the greater of the Debentures' fixed rate or the Treasury Bill Rate.

                                  LEGAL MATTERS

     David M. Hayes, Esq., our Legal Counsel, will issue an opinion to us about the legality of the Debentures. Mr. Hayes is Senior Vice President, General Counsel and Secretary of Agway Inc.

                                     EXPERTS

     The consolidated balance sheets as of June 30, 1999 and 1998 and the consolidated statements of income, member's equity, and cash flows for each of the three years in the period ended June 30, 1999, incorporated by reference in this prospectus, have been incorporated herein, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60606. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1/800-SEC-0330 for more information about the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov."

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this information. We incorporate by reference the documents listed below:

         o        Annual Report to Investors for the year ended June 30, 1999.
         o Annual Report on Form 10-K for the year ended June 30, 1999 as well as the amendment filed with the SEC on September 22, 1999 and the amendment filed with the SEC on September 24, 1999.
         o Quarterly Reports on Form 10-Q filed subsequent to the date of such Annual Report to the Investors.

We will provide you with the Annual Report to Investors containing audited financial statements and quarterly reports on Form 10-Q containing unaudited financial statements.

     You may also request a copy of these filings at no cost by writing or telephoning us at the address or telephone number listed above under "Plan of Distribution."

     This prospectus is part of a larger registration statement we file with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front cover of these documents.

                                   TELMARK LLC

                                   PROSPECTUS


     Until ____________ all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*:

              Registration Fee.........................................$   5,560
              Printing and Engraving...................................   20,000
              Registration Service and Trustee Expense.................   10,000
              Accounting Fees and Expenses.............................   10,000
              "Blue Sky" Fees and Expenses.............................   20,000
              Mailing Costs............................................   10,000
              Legal Fees and Expenses..................................   25,000
              Miscellaneous Expenses...................................   10,000
                                                                       ---------
                                                                       $ 110,560
                                                                       ---------
                                                                       ---------
              *Approximate

ITEM 15.      INDEMNIFICATION OF OFFICERS AND DIRECTORS

              (a) Section 18 of the Limited Liability Company Agreement of Telmark LLC states as follows:

                   18.  Exculpation and Indemnification.

                   a. No Member,  Officer,  Director,  employee  or agent of the
              Company and no employee, representative, agent or Affiliate of the Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.
                   b. To the  fullest  extent  permitted  by  applicable  law, a
              Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.
                   c. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.
                   d. A Covered  Person  shall be fully  protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 15.      INDEMNIFICATION OF OFFICERS AND DIRECTORS (CONTINUED)
                   e. To the extent that, at law or in equity,  a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.
                   f. The foregoing  provisions of this Section 18 shall survive any termination of this Agreement. (b) Section 18-108 of the Delaware Limited Liability Company Act permits a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the terms of a Directors and Officers Liability and Corporation Reimbursement Policy purchased for Telmark LLC, each of the directors and officers of Telmark LLC is insured against loss arising from any claim or claims which may be made during the policy period by reason of any wrongful act (as defined in the policy) in their capacities as directors or officers. In addition, Telmark LLC is insured against loss arising from any claim or claims which may be made during the policy period against any director or officer of Telmark LLC by reason of any wrongful act (as defined in the policy) in their capacity as directors or officers, but only when the directors or officers shall have been entitled to indemnification by Telmark LLC.

ITEM 16.      EXHIBITS

              (i) The following required exhibits are filed as a part of this Registration Statement on Form S-2. Certain of these exhibits are hereby incorporated by reference.

              4 - INSTRUMENT DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

                   4(a) - The Indenture dated as of September 30, 1993, between Telmark Inc. and OnBank & Trust Co. of Syracuse, New York, Trustee, filed by reference to
                             Exhibit 4 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.
                   4(b) - Telmark Inc. Board of Director resolutions authorizing the issuance of Debentures under the
                             Indenture  dated  as of June  21,  1995,  filed  by
                             reference to Exhibit 4 of the post effective Amendment No. 1 to the Registration Statement (Form S-1), File No. 33-84442, dated August 28, 1995.
                   4(c) - Supplemental Indenture dated as of June 30, 1998 between Telmark Inc. and Manufacturers and Traders Trust Company, filed by reference to Exhibit 4 of the Current Report (Form 8-K), File No. 33-70732, dated July 6, 1998.
                   4(d) - Supplemental Indenture dated July 1, 1998 between Telmark Inc. and Telmark LLC and Manufacturers and Traders Trust Company, filed by reference to
                             Exhibit 4 of the Current Report (Form 8-K), File No. 33-70732, dated July 6, 1998.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 16.      EXHIBITS (CONTINUED)

              5  - OPINION REGARDING LEGALITY,  FILED BY  REFERENCE TO EXHIBIT 5
                   OF FORM S-2, FILE NO. 333- 87581, DATED SEPTEMBER 22, 1999.

              12 - STATEMENTS  REGARDING  COMPUTATION   OF   RATIOS,  FILED   BY
                   REFERENCE TO EXHIBIT 12 OF FORM S-2, FILE NO. 333-87581, DATED SEPTEMBER 22, 1999.

              13 - ANNUAL REPORT TO INVESTORS,  FILED BY REFERENCE TO EXHIBIT 13
                   OF FORM S-2, FILE NO. 333-87581, DATED SEPTEMBER  22, 1999.

              25 - STATEMENT OF  ELIGIBILITY   AND  QUALIFICATION  OF TRUSTEE ON
                   FORM T-1, FILED BY REFERENCE TO EXHIBIT 25 OF FORM S-2, FILE NO. 333-87581, DATED SEPTEMBER 22, 1999.

              (ii) The following  required  exhibits are hereby attached to this
                   Registration Statement on Form S-2.

              23 - CONSENT OF EXPERTS AND COUNSEL, FILED HEREWITH.

              (iii)Financial  Statement  schedules have been omitted as they are not required, inapplicable, or the required information is provided in the financial statements including the notes thereto.

ITEM 17.      UNDERTAKINGS

              The undersigned registrants hereby undertake:

              A.   1.   To file, during any period in which offers or sales  are
                        being   made,   a   post-effective   amendment  to  this
                        registration statement:

                             a. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

                             b. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                             c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited
                             to) any addition or deletion of a managing underwriter;

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 17.      UNDERTAKINGS (CONTINUED)

                   2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

              B. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              D. To remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

              E. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of DeWitt, and the State of New York, on October 13, 1999.


                                              TELMARK LLC
                                              (Registrant)


                                              By   DANIEL J. EDINGER
                                                   President
                                                   (Principal Executive Officer)

                                            Date   October 13, 1999

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

  SIGNATURE             TITLE                                               DATE
  ---------             -----                                               ----


  DANIEL J. EDINGER    President                                        10/13/99
                       (Principal Executive Officer)



  PETER J. O'NEILL     Senior Vice President-Finance &Control           10/13/99
                       (Principal Financial Officer
                       & Principal Accounting Officer)



  ANDREW J. GILBERT    Director                                         10/13/99



  SAMUEL F. MINOR      Director                                         10/13/99



  GARY K. VANSLYKE     Director                                         10/13/99



  WILLIAM W. YOUNG     Director                                         10/13/99